UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)

For the fiscal year ended December 31, 2024

Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the transition period from       to

Commission file number 1-12317

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below

NOV Inc. 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

NOV Inc.

10353 Richmond Avenue

Houston, Texas 77042

REQUIRED INFORMATION

The NOV Inc. 401(k) and Retirement Savings Plan (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

Item 4. In lieu of the requirements of Items 1, 2, and 3 of this Form 11-K, the following financial statements of the Plan, notes thereto, and the Report of Independent Registered Public Accounting Firm thereon are being filed in this Report:

(a)	Report of Independent Registered Public Accounting Firm;

(b)	Statements of Net Assets Available for Benefits – December 31, 2024 and 2023;

(c)	Statement of Changes in Net Assets Available for Benefits – Year ended December 31, 2024; and

(d)	Notes to Financial Statements.

The Consent of Independent Registered Public Accounting Firms to the incorporation by reference of the foregoing financial statements in the Registration Statement on Form S-8 (No. 333-46459) pertaining to the Plan are being filed as Exhibit 23.1 to this Report.

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

NOV Inc. 401(k) Plan

December 31, 2024 and 2023, and Year Ended December 31, 2024

With Report of Independent Registered Public Accounting Firm

NOV Inc. 401(k) Plan

Financial Statements and Supplemental Schedule

December 31, 2024 and 2023, and Year Ended December 31, 2024

Report of Independent Registered Public Accounting Firm

To the Benefits Plan Administrative Committee and Plan Participants

NOV Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the NOV Inc. 401(k) Plan (the Plan) as of December 31, 2024 and 2023, and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplementary Information

The supplementary information in the accompanying schedule of assets (held at end of year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplementary information is the responsibility of Plan management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

WEAVER AND TIDWELL, L.L.P.

We have served as the Plan’s auditor since 2021.

Houston, Texas

June 26, 2025

NOV Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2024	2023
Assets
Receivables:
Employer contributions	$—	$52,617
Participant contributions	—	31,931
Notes receivable from participants	32,310,246	27,868,732

Total receivables	32,310,246	27,953,280
Investments, at fair value	1,448,144,381	1,299,035,069
Fully benefit-responsive investment contracts at contract value	166,191,794	187,641,406

Total assets	1,646,646,421	1,514,629,755
Liabilities
Other	323,304	—

Total liabilities	323,304	—

Net assets available for benefits	$1,646,323,117	$1,514,629,755

See accompanying notes.

NOV Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2024

Additions:
Employer contributions	$42,938,266
Participant contributions	69,914,189
Participant rollovers	14,270,715
Transfer from National-Oilwell Defined Benefit Pension Plan	—
Investment income	20,549,365
Net appreciation in fair value of investments	181,963,582
Interest income on notes receivable from participants	2,347,993

Total additions	331,984,110
Deductions:
Benefits paid to participants	199,177,187
Deemed loan distributions	(38,750)
Administrative expenses	1,152,311

Total deductions	200,290,748
Net increase	131,693,362
Net assets available for benefits at:
Beginning of year	1,514,629,755

End of year	$1,646,323,117

See accompanying notes.

NOV Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2024

1. Description of Plan

The following description of the NOV Inc. 401(k) Plan (the “Plan”) is provided for general information only. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, a copy of which is available from NOV Inc. (the “Company” or “Plan Sponsor”).

General

The Plan was established effective April 1, 1987, for the benefit of the Company’s employees. It is a multiple-employer defined contribution plan that covers substantially all domestic employees who have completed at least one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Participants may make both pretax and after-tax contributions to the Plan. Pretax salary deferral contributions may range from 1% to 75% (less any after-tax contributions, required withholdings, or other elected deductions) of compensation, subject to certain Internal Revenue Service (IRS) limitations. Participants may also designate their salary deferral contributions as Roth contributions. After-tax contributions may range from 1% to 18% of eligible compensation. However, the total of all pretax and after-tax contributions, required withholdings, and other elected deductions cannot exceed 100% of eligible compensation. The Plan provides for the automatic enrollment and payroll deduction of 5% of a newly eligible employee’s compensation as soon as practical following 60 days after employment for most participants, except for certain employees covered by a collective bargaining agreement who may have a different percentage based on their collective bargaining agreement. Participants age 50 and older may contribute additional pre-tax catch-up contributions, subject to IRS limitations.

The Company may also make a discretionary contribution to the Plan. There were no discretionary contributions made for the year ended December 31, 2024.

Vesting

Participants are immediately 100% vested in their participant and employer contributions and the related earnings that have been credited to their accounts.

NOV Inc. 401(k) Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Benefit Payments

The Plan pays lump-sum benefits upon retirement, disability, death, or termination of employment. In-service withdrawals, subject to certain rules and restrictions, may also be made from certain account balances.

Notes Receivable from Participants

The Plan includes a loan provision that permits participants to borrow a minimum of $1,000 up to the lesser of $50,000 or 50% of the total value of their Plan assets. The loans are payable in principal installments, plus interest, at prime plus one percent through payroll deductions and are due in one- to five-year terms, unless the loan is used to acquire a principal residence, in which case the loan term cannot exceed ten years. Repayments are made ratably through payroll deductions.

Participant loans are recorded in the financial statements as notes receivable from participants at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses was recorded as of December 31, 2024 or 2023. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Administrative Expenses

Certain administrative expenses are paid from the Plan’s assets. All other Plan expenses are paid by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In any event, participants remain 100% vested in their accounts. Upon termination, Plan assets would be distributed to participants as prescribed by ERISA.

NOV Inc. 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Benefit payments to participants are recorded upon distribution.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.

Contributions

Contributions from Plan participants and the matching contributions from the Company are recorded in the year in which the employee contributions are withheld from compensation.

Investment Valuation and Income Recognition

Investments held by the Plan, except for fully benefit-responsive investment contracts, are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., the exit price). See Note 3 for further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the record date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Risks and Uncertainties

The Plan provides for investments in a variety of securities that are subject to risks, including interest rate risk, credit risk, and overall market volatility. Market values of these investments may decline for several reasons, including changes in market and interest rates, increased default rates, or credit rating downgrades. Given the level of risk associated with certain investment securities, it is reasonably possible that changes in their values could occur in the near term and may materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

NOV Inc. 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Plan Management’s Review of Subsequent Events

The Plan has evaluated subsequent events through June 26, 2025, the date the financial statements were available to be issued. Effective April 1, 2025, the Company completed the merger of the 401(k) retirement plans previously maintained by Keystone Tower Systems, Inc. and Extract Companies, LLC, both of which were acquired in 2024, into the Plan. These mergers were executed to streamline plan administration and unify retirement benefits across the organization. As of the merger date, all participant account balances and associated plan assets were transferred into the Plan, totaling approximately $9 million, of which approximately $1 million related to Keystone and $8 million related to Extract. The mergers were carried out in accordance with applicable regulatory requirements and did not have a significant impact on the financial statements.

3. Fair Value Measurements

The fair value framework establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets and liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in markets that are not active;

•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals); and

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

NOV Inc. 401(k) Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

Following is a description of the valuation techniques and inputs used for each general type of assets measured at fair value by the Plan:

Self-directed brokerage accounts: Accounts primarily consist of cash, money market funds, mutual funds and common stocks that are valued on the basis of readily determinable market prices.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year-end.

Common collective trust funds: Valued at the NAV of shares held by the Plan at year-end. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOV Inc. 401(k) Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

The following tables set forth, by level within the fair value hierarchy, the Plan’s assets carried at fair value:

	Assets at Fair Value as of December 31, 2024		Assets at Fair Value as of December 31, 2023
	Level 1	Total	Level 1	Total
Corporate stock	$13,233,755	$13,233,755	$21,887,761	$21,887,761
Mutual funds	375,513,146	375,513,146	443,055,415	443,055,415
Self-directed brokerage accounts	28,542,463	28,542,463	18,237,802	18,237,802

Total assets in the fair value hierarchy	417,289,364	417,289,364	483,180,978	483,180,978

Investments Measured at Net Asset Value:
Common collective trust funds		1,030,855,017		815,854,091

Total investments, at fair value		$1,448,144,381		$1,299,035,069

4. Fully Benefit-Responsive Investment Contracts

The Plan offers an investment option called the NOV Stable Value Fund, managed by Galliard Capital Management. This fund consists of fixed income security funds that are covered by synthetic guaranteed investment contracts (synthetic GICs), which are fully benefit-responsive. Under this structure, the Plan owns both the fixed income security funds and the wrapper contracts.

In a synthetic GIC structure, the Plan invests in fixed income security funds. To reduce the risk of losses on these investments, the Plan purchases a wrapper contract from an insurance company or bank, which enables Plan participants to transact at a specified contract value by protecting the principal amount invested over a specific period of time.

Fully Benefit-Responsive investment contracts held by a defined contribution plan are required to be reported at contract value, as this represents the amount participants would receive in permitted transactions under the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

The Plan’s investments covered by the wrapper contracts earn interest at interest crediting rates that are typically reset on a monthly or quarterly basis. These rates use a formula that is based on the characteristics of the underlying fixed income portfolio.

NOV Inc. 401(k) Plan

Notes to Financial Statements (continued)

4. Fully Benefit-Responsive Investment Contracts (continued)

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, or (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g., divestitures or spin-offs of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA). The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

In some cases, an investment contract issuer may terminate a contract with the Plan and settle at amounts different from the contract value. Examples of these events include the Plan’s loss of its qualified status, material breaches of responsibilities that are not cured, or material and adverse changes to the provisions of the Plan. If one of these events were to occur, the investment contract issuer could terminate the contract at the market value of the underlying investments.

5. Common Collective Trusts

The Harris Associates Oakmark International Collective Fund, is a common collective trust fund established, operated and maintained by SEI Trust Company, which is a direct filing entity with the U.S. Department of Labor. There are currently no redemption restrictions on this investment.

The SEI Trust Company Short Term Investment Fund II is a common collective trust fund which invests primarily in short term fixed income securities, which is a direct filing entity with the U.S. Department of Labor. There are currently no redemption restrictions on this investment.

The Capital Group Target Date Retirement Funds is a common collective trust fund which invests primarily in fixed income, equity-income and balanced funds. There are currently no redemption restrictions on this investment.

The JP Morgan Large Cap Growth Fund is a common collective trust fund which invests primarily in equity securities of large, well-established companies. There are currently no redemption restrictions on this investment.

The State Street U.S. Bond Index fund is a common collective trust fund which invests primarily in government Treasury securities, corporate bonds, mortgage-backed securities (MBS), asset-backed securities (ABS), and municipal bonds to simulate the universe of bonds in the market. There are currently no redemption restrictions on this investment.

NOV Inc. 401(k) Plan

Notes to Financial Statements (continued)

5. Common Collective Trusts (continued)

The Spartan Mid Cap Index Pool is a common collective trust fund, operated and maintained by Geode Capital Management, which invests in stocks of mid-capitalized United State companies. There are currently no redemption restrictions on this investment.

The Spartan Small Cap Index Pool is a common collective trust fund, operated and maintained by Geode Capital Management, which seeks to replicate the performance and overall characteristics, before fees and expenses, of the Russell 2000 Index in a risk-controlled and cost-effective way. There are currently no redemption restrictions on this investment.

The Spartan Total International Index Pool is a common collective trust fund, operated and maintained by Geode Capital Management, which seeks to replicate the performance and overall characteristics, before fees and expenses, of the MSCI ACWI (All Country World Index) ex USA Investable Market Index in a risk-managed and cost-effective way. There are currently no redemption restrictions on this investment.

6. Related-Party Transactions and Parties of Interest Transactions

Certain investments of the Plan are managed by Principal, the trustee of the Plan; therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets are invested in the Company’s common stock. Because the Company is the plan sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules under ERISA.

7. Income Tax Status

Effective January 1, 2023, the Plan adopted a nonstandardized prototype defined contribution profit sharing plan with Internal Revenue Code Section 401(k) Cash or Deferred Arrangement (CODA) which received a favorable opinion letter from the IRS dated June 30, 2020. The Plan has been amended since the date of the last amendment covered by the above mentioned determination letter. However, Plan management believes that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

U.S. generally accepted accounting principles requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Supplemental Schedules

NOV Inc. 401(k) Plan

Plan No. 001 EIN 76-0475815

Schedule H, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2024

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Current Value
*National Oilwell Varco, Inc.	906,422 shares of common stock	$13,233,755
BlackRock	BlackRock High Yield Bond Portfolio	4,795,427
Van Kampen Funds	Invesco Van Kampen Growth & Income Fund	54,329,132
SEI Trust Company	Harris Assoc. Oakmark Int’l Collective Fund	35,578,712
Frost Funds	Frost Total Return Bond Fund	52,223,628
Vanguard	Vanguard Inflation Protected Secs Instl Fund	8,855,738
Vanguard	Vanguard Small Cap Growth Index Fund	44,746,376
Vanguard	Vanguard Institutional Index Fund	185,961,443
Fidelity	Fidelity International Bond Index Fund	1,727,772
JP Morgan	Undiscovered Managers Behavioral Value Fund	19,044,529
State Street	State Street U.S. Bond Index	3,541,702
Dimensional Funds	DFA Global Real Estate Securities	3,505,772
SEI Trust Company	Fixed Income Fund A	49,594,931
SEI Trust Company	Fixed Income Fund L	48,891,651
SEI Trust Company	Fixed Income Fund F	68,028,541
SEI Trust Company	Short Term Investment Fund II	3,628,969
Capital Research and Mgmt Co	Capital Research 010 Retirement Trust	5,860,604
Capital Research and Mgmt Co	Capital Research 015 Retirement Trust	2,119,831
Capital Research and Mgmt Co	Capital Research 020 Retirement Trust	28,742,575
Capital Research and Mgmt Co	Capital Research 025 Retirement Trust	34,537,033
Capital Research and Mgmt Co	Capital Research 030 Retirement Trust	132,737,497
Capital Research and Mgmt Co	Capital Research 035 Retirement Trust	72,689,582
Capital Research and Mgmt Co	Capital Research 040 Retirement Trust	142,819,295
Capital Research and Mgmt Co	Capital Research 045 Retirement Trust	73,215,481
Capital Research and Mgmt Co	Capital Research 050 Retirement Trust	128,076,545
Capital Research and Mgmt Co	Capital Research 055 Retirement Trust	57,767,263
Capital Research and Mgmt Co	Capital Research 060 Retirement Trust	24,988,836
Capital Research and Mgmt Co	Capital Research 065 Retirement Trust	10,121,165
Geode Capital Management	GEODE Capital Management - Spartan Mid Cap	87,499,204
Geode Capital Management	GEODE Capital Management - Spartan Small Cap	6,307,113
Geode Capital Management	GEODE Capital Management - Spartan Total Intl	13,257,462
JP Morgan	JPMCB Large Cap Growth	167,366,148
Various	Self-directed brokerage accounts	28,542,463
*Notes Receivable from Participants	Various maturities and interest rates ranging from 3.25% to 9.50%	32,310,246

		$1,646,646,421

*	Party in interest.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NOV Inc. 401(k) Plan

June 26, 2025	/s/ Bonnie C. Houston
Date	Bonnie C. Houston
Member of the NOV Inc. Benefits Plan Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm